                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)

                                                             2101 Webster Street
                                                             14th Floor
 Civic BanCorp                                               Oakland, CA  94612
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                     NONE
                   -----------------------------------------
                                (CUSIP Number)

C. Donald Carr                                               1001 Dry Creek Road
707 258 1001                                                 Napa, CA  94558
--------------------------------------------------------------------------------
  (Name,Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 16, 1999
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Date:  August 18,1999                    Signature: /s/ C. Donald Carr

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. N/A                                            PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C. DONALD CARR
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. CITIZEN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,023,870    21.6%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,023,870    21.6%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,023,870         21.6%
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1,023,870         21.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          ATTACHMENT TO SCHEDULE 13D,
                               AMENDMENT NO. 12
                             Dated August 17, 1999

1. Security and Issuer.  This statement relates to the common shares of Civic
   --------------------
BanCorp, 2101 Webster Street, Oakland, California.

2. Identity and Background.  This statement is filed by C. Donald Carr, 1001 Dry
   ------------------------
Creek Road, Napa, California. Mr. Carr is engaged in real estate investment brokerage. During the last five years he has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he became subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. He is a U.S. citizen.

3. Source and Amount of Funds or Other Consideration.  Funds to be used in
   --------------------------------------------------
making the past and proposed purchases have been and will be derived from existing cash and deposits of Mr. Carr.

4. Purpose of Transaction.  Mr. Carr has acquired and proposes to acquire
   -----------------------
additional securities of the issuer for investment purposes. Mr. Carr has received regulatory approval to acquire up to 25.00% of the outstanding shares of the issuer and intends to purchase additional shares from time to time on the open market. Mr. Carr has no plans or proposals which relate or would result in:
(a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control or other issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act 1934; or (j) any action similar to any of those enumerated above.

   Mr. Carr is a member of the issuer's executive committee.

5. Interest in Securities of the Issuer.
   -------------------------------------

   (a) Mr. Carr currently owns 1,023,870 shares or 21.6 percent of shares outstanding, of common stock of the issuer.

   (b) Mr. Carr holds sole voting power with respect to the shares owned by him.

   (c) During the past 60 days or since the most recent filing on Schedule 13D, whichever is less, Mr. Carr has purchased 40,000 shares. These shares were purchased on or about August 13, 1999 through August 16, 1999 at an average price of $13.50 per share. The purchases were made in the market through a broker/in private negotiated transaction with Cantor-Fitzgerald.

   (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

   (e) Mr. Carr remains the beneficial owner of more than 5 percent of the securities of issuer.

6. Contracts, Arrangements, Understandings or Relationships with Respect to
   ------------------------------------------------------------------------
Securities of the Issuer.  Mr. Carr has no contracts, arrangements,
-------------------------
understandings, or relationships (legal or otherwise) with any other person with respect to any securities of the issuer.

7. Material to be Filed as Exhibits.  No exhibits are included with this
   --------------------------------
filing.

   Under reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



Dated:  August 18, 1999                   /s/ C. Donald Carr
                                          ------------------

                                          C. DONALD CARR